4-30-02

02035299



# U.S. SECURITIES AND EXCHANGE COMMISSION

**Washington D.C. 20549**

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of **April 2002**



## DOMAN INDUSTRIES LIMITED

*(Exact Name of Registrant as specified in its charter)*

**3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada, V9L 2P9**
**(250) 748-3711**
*(Address and telephone number of Registrant's principal executive offices)*

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[_X_] Form 20-F [___] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______________).

DOMAN INDUSTRIES LIMITED
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9

Telephone: (250) 748-3711
Facsimile: (250) 748-6045

# NEWS RELEASE

## DOMAN REPORTS FIRST QUARTER RESULTS

**For Immediate Release**

May 6, 2002 – Duncan, British Columbia. Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's first quarter results.

Sales

Sales in the first quarter of 2002 were $131.7 million compared to $219.9 million in the first quarter of 2001.

Sales in the solid wood segment decreased to $102.6 million in the current quarter from $125.2 million in the same period of 2001 as a result of lower net sales realizations for lumber and lower sales volumes and prices for logs.

Pulp sales in the first quarter of 2002 decreased to $29.1 million from $94.7 million in the same period of 2001 as a result of lower sales volumes of both NBSK and dissolving sulphite pulp combined with lower prices especially for NBSK and commodity grade dissolving sulphite pulps.

EBITDA

EBITDA in the first quarter of 2002 was $(3.4) million compared to $(13.0) million in the immediately preceding quarter and $13.5 million in the first quarter of 2001. EBITDA for the solid wood segment in the first quarter of 2002 was $7.2 million compared to $(8.7) million in the fourth quarter of 2001 and $6.9 million in the first quarter of 2001. As a result of the softwood lumber trade dispute and to manage inventory and working capital levels, the Company took extensive downtime across all of its sawmill and logging operations in the first quarter of 2002. The average lumber price was $519 per mfbm in the first quarter of 2002 compared to $510 per mfbm in the previous quarter and $549 per mfbm in the first quarter of 2001.

EBITDA for the pulp segment in the first quarter of 2002 was $(8.9) million compared to $(2.4) in the immediately preceding quarter and $7.7 million in the first quarter of 2001. Both pulp mills took extensive market related shutdown in the first quarter as a result of continuing weak pulp markets. Our Squamish mill produced 28,343 ADMT in the first quarter of 2002 compared to 48,389 ADMT in the fourth quarter of 2001, while our Port Alice dissolving sulphite pulp mill produced 11,418 ADMT in the first quarter of 2002 compared to 22,097 ADMT in the immediately preceding quarter.

Cash flow from operations in the first quarter of 2002, before changes in non-cash working capital, was $(30.5) million compared to $(12.1) million in the first quarter of 2001. A reduction in non-cash working capital generated $50.4 million in the first quarter of 2002 compared to $37.1 in the first quarter of 2001. As a result, cash provided by operating activities in the first quarter of 2002 was $19.9 million compared to $25.0 million in the first quarter of 2001.

During the quarter, the Company replaced the revolving credit facility established in 2001 with a new secured revolving facility of up to $65 million, which has an initial term of three years and allows for borrowing against a prescribed base of receivables and inventory.

In April 2002 and within the applicable grace period, the Company made the semi-annual interest payment on its outstanding 8.75% US $388 million senior unsecured notes initially due on March 15, 2002.

Earnings

In the first quarter of 2002, the Company reported a net loss of $(39.4) million or $(0.95) per share compared with a net loss of $(45.1) million or $(1.09) per share in the first quarter of the previous year. 2001 amounts for interest expense have been restated to reflect the adoption of a new standard for foreign currency translation of long-term debt that is more fully explained in the accompanying notes to the financial statements.

Market & Operations Review

Lumber prices in the U.S. as measured by SPF 2x4 lumber, averaged approximately US $268 per mfbm in the first quarter of 2002 compared to US $194 per mfbm in the same period of 2001 and US $221 per mfbm in the fourth quarter of 2001. Although prices have recently come off slightly from the highs reached in the first quarter, housing starts have remained strong, with March starts at a seasonally adjusted annual rate of 1,646,000. Lumber prices in Japan remain weak reflecting the continuing poor economic conditions and currency weakness.

The on-going softwood lumber dispute has resulted in major disruptions to the Company's lumber and logging operations. Talks between the Canadian and U.S. authorities broke down in late March. On April 25, the U.S. Department of Commerce issued revised final determinations in the countervailing duty and anti-dumping cases of 18.8% and 8.4%. On May 2, 2002, the U.S. International Trade Commission ("ITC") determined that the softwood lumber industry in the U.S. was threatened with material injury, as opposed to a determination of actual injury. As a result, Canadian shippers will be required to make cash payments for countervailing and anti-dumping duties starting on or about approximately May 23, 2002. The ITC has not yet confirmed whether deposits collected on bonds deposited on shipments made to date will be released. However, based on experiences in the past, it has been publicly reported that this may occur. If such a release is confirmed by the ITC, on or around May 16, 2002, the Company will reverse its accrual to date of $13.7 million in the second quarter, although the Company can provide no assurances in this respect.

The Company is unable to predict if and when the softwood trade issue will be settled or if interim measures will be negotiated before May 23, 2002. Recognizing that a permanent resolution may take some time, the Company supports Canadian governmental discussions to implement an interim border tax to be levied on Canadian lumber shipped to the U.S. that sells below a threshold level.

The release by the British Columbia provincial government on May 1, 2002 of a discussion paper on streamlining the Forest Practices Code as well as other measures being considered by the provincial government to assist in making the coastal forest industry more competitive and profitable are encouraging. However, the nature of such changes and their impact on the Company cannot be measured or predicted with certainty at this time.

NBSK pulp markets remained weak during the first quarter with list prices to Europe falling to US $440 per ADMT in April. Although Norscan inventory levels fell 118,000 tonnes in March they still remain high, at 1.7 million tonnes. However prices appear to have bottomed and price increases have been announced in May with the NBSK list price to Europe rising by US $30 per ADMT to US $470 per ADMT. With prices expected to continue firming, our Squamish pulp mill started up production at the beginning of May following one and a half months of downtime. Markets for high purity cellulose grades of dissolving pulp produced at our Port Alice mill were stable during the first quarter but prices for lower purity grades continued to deteriorate. Strengthening kraft markets are expected to have a positive impact on the dissolving pulp market going forward. Although our Port Alice pulp mill commenced production in April following approximately ten weeks of downtime, it will take further production curtailments as required to control inventories.

As a result of the negative impacts of the softwood lumber dispute, weak pulp markets and our high debt levels, the Company is conducting a strategic review of alternatives including, among other things, asset divestitures and restructuring of its indebtedness.

Doman Industries Limited is a British Columbia based coastal integrated forest products company engaged in timber harvesting, sawmilling, value-added lumber re-manufacturing and the production of dissolving sulphite and kraft pulp. The Company has an annual allowable cut of approximately 4.2 million cubic metres. The Company's manufacturing plants consist of nine sawmills with a combined annual capacity of 1.2 billion board feet, two pulp mills with combined annual production capacity of 265,000 tonnes of NBSK pulp and 160,000 tonnes of dissolving sulphite pulp, a log merchandising plant, and a value added lumber re-manufacturing plant with an annual drying and production capacity of approximately 80 million board feet.

*This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such statements include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein.*

- 30 -

**ON BEHALF OF DOMAN INDUSTRIES LIMITED**

/s/ J.H. Doman

J.H. Doman
President & CEO

For further information contact: P.G. Hosier (604) 665-6200

**DOMAN INDUSTRIES LIMITED**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**Unaudited**
*(in thousands of dollars, except per share amounts)*

| | Three Months Ended March 31, 2002 | Three Months Ended March 31, 2001 Restated |
|---|---|---|
| Sales | $ 131,738 | $ 219,862 |
| Costs and Expenses | | |
| Cost of goods sold before amortization | 130,491 | 225,566 |
| Selling and administration | 4,651 | 4,213 |
| | 135,142 | 206,396 |
| EBITDA | (3,404) | 13,466 |
| Amortization of capital assets | 7,026 | 19,170 |
| EBIT | (10,430) | (5,704) |
| Interest Expense: | | |
| Cash interest | 25,818 | 24,171 |
| Exchange gains and losses on long-term debt and amortization of debt issue costs | 2,310 | 56,877 |
| | 28,128 | 81,048 |
| Operating loss | (38,558) | (86,752) |
| Other income (expense) | (79) | 17,149 |
| Loss before income taxes | (38,637) | (69,603) |
| Income tax (expense) recovery | (752) | 24,464 |
| Net loss | (39,389) | (45,139) |
| Provision for dividends on preferred shares | (1,078) | (1,119) |
| Net loss attributable to common and non-voting shares | $ (40,467) | $ (46,250) |
| Basic loss per share | $ (0.95) | $ (1.09) |
| Diluted loss per share | $ (0.95) | $ (1.09) |
| Average number of common and non-voting shares outstanding (000s) | 42,481 | 42,481 |

**DOMAN INDUSTRIES LIMITED**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**Unaudited**
*(in thousands of dollars)*

| | Three Months Ended March 31, | |
|---|---|---|
| | **2002** | **2001** Restated |
| Operating Activities | | |
| Net loss | $ (39,389) | $ (45,139) |
| Add (deduct) items not involving cash: | | |
| Amortization of capital assets | 7,026 | 19,170 |
| Amortization of deferred charges | 1,368 | 5,529 |
| Foreign currency translation loss | 942 | 51,348 |
| Future income taxes | - | (25,142) |
| Gain on bond buy-back | - | (18,294) |
| Other items | (410) | 456 |
| Working capital provided by (used in) operations | (30,463) | (12,072) |
| Net change in non-cash working capital items | 50,397 | 37,081 |
| Funds provided by operating activities | 19,934 | 25,009 |
| Financing Activities | | |
| Senior note buy-back | - | (23,431) |
| Financing cost | (1,099) | (229) |
| Decrease in bank indebtedness | (1,309) | - |
| Funds (used in) provided by financing activities | (2,408) | (23,660) |
| Investing Activities | | |
| Additions to capital assets | (3,891) | (10,057) |
| Disposals of capital assets | 1,362 | 182 |
| Other | (178) | (233) |
| Funds used in investing activities | (2,707) | (10,108) |
| Increase (decrease) in cash | 14,819 | (8,759) |
| Cash, beginning of period | 46,276 | 72,995 |
| Cash, end of period | $ 61,095 | $ 64,236 |

**DOMAN INDUSTRIES LIMITED**
**CONSOLIDATED BALANCE SHEETS**
*(in thousands of dollars)*

| | March 31, 2002 (unaudited) | December 31, 2001 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 61,095 | $ 46,276 |
| Accounts receivable | 71,444 | 68,432 |
| Inventories | 184,106 | 227,264 |
| Prepaid expenses | 15,275 | 9,101 |
| | 331,920 | 351,073 |
| Investments | 8,582 | 8,489 |
| Capital assets, net | 573,185 | 576,881 |
| Other assets | 37,820 | 38,089 |
| | $ 951,507 | $ 974,532 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Bank indebtedness | $ - | $ 1,309 |
| Accounts payable and accrued liabilities | 134,028 | 117,603 |
| | $ 134,028 | $ 118,912 |
| Long-term debt | 1,072,897 | 1,071,954 |
| Other liabilities | 24,835 | 24,530 |
| Future income taxes | - | - |
| Shareholders' Equity | | |
| Share capital | | |
| Preferred shares | 64,076 | 64,076 |
| Common and non-voting shares | 242,942 | 242,942 |
| | 307,018 | 307,018 |
| Deficit | (587,271) | (547,882) |
| | (280,253) | (240,864) |
| | $ 951,507 | $ 974,532 |

**DOMAN INDUSTRIES LIMITED**
**SUPPLEMENTAL INFORMATION**
**Unaudited**

| | Three Months Ended March 31, 2002 | Three Months Ended March 31, 2001 |
|---|---|---|
| Sales ($ Millions) | | |
| Lumber | $ 86.3 | $ 95.2 |
| Log Sales | 11.1 | 24.1 |
| By-Products | 5.2 | 5.9 |
| Solid Wood Segment | 102.6 | 125.2 |
| Pulp Segment | 29.1 | 94.7 |
| Total | $ 131.7 | $ 219.9 |
| Sales Volumes | | |
| Lumber (MMFBM) | 167 | 173 |
| Logs ($km^3$) | 77 | 153 |
| Pulp - NBSK (ADMT) | 24,260 | 68,315 |
| Pulp - Sulphite (ADMT) | 16,020 | 40,782 |
| Production Volumes | | |
| Lumber (MMFBM) | 128 | 143 |
| Logs ($km^3$) | 417 | 778 |
| Pulp - NBSK (ADMT) | 28,343 | 68,100 |
| Pulp - Sulphite (ADMT) | 11,418 | 37,061 |
| Average Prices | | |
| Lumber (per MFBM) | $ 519 | $ 549 |
| Logs (per $m^3$) | 144 | 158 |
| Pulp (per ADMT) | 722 | 840 |
| EBITDA ($ Millions) | | |
| Solid Wood Segment | $ 7.2 | $ 6.9 |
| Pulp Segment | (8.9) | 7.7 |
| General Corporate | (1.7) | (1.1) |
| Total | $ (3.4) | $ 13.5 |
| Amortization ($ Millions) | | |
| Solid Wood Segment | $ 5.4 | $ 10.2 |
| Pulp Segment | 1.6 | 8.9 |
| Total | $ 7.0 | $ 19.1 |
| Segmented Operating Earnings (Loss) ($ Millions) | | |
| Solid Wood Segment | $ 1.8 | $ (3.3) |
| Pulp Segment | (10.5) | (1.2) |
| Total | $ (8.7) | $ (4.5) |

Notes to Consolidated Financial Statements

**Three Months Ended March 31, 2002 and 2001**

1. Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. The Company recorded a net loss of $39,389,000 in the first quarter of 2002 and net losses of $412,854,000 and $39,750,000 for the full years 2001 and 2000 and has a cumulative deficit and shareholders' deficiency of $587,271,000 and $280,253,000, respectively, at March 31, 2002. During the fourth quarter of 2001, the Company recorded a $291,737,000 restructuring charge to write-down its capital assets to their estimated net recoverable amounts and to provide for sawmill restructuring costs.

The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent on the Company's ability to reduce its long-term debt and related interest costs through asset sales and long-term debt restructuring programs, on improvements in pulp and lumber prices and demand and on settlement of the softwood lumber dispute with the U.S. on reasonable terms. The outcome of these matters cannot be predicted with any certainty at this time.

These financial statements do not reflect any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of operations.

2. Significant Accounting Policies

These unaudited interim consolidated financial statements include the accounts of Doman Industries Limited and its subsidiaries (collectively referred to as the "Company"). These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2001.

3. Restatement of 2001 for Adoption of Revised CICA Handbook Section 1650

The Company adopted the Canadian Institute of Chartered Accountants new standard for foreign currency translation of long-term debt in the fourth quarter of 2001 and restated prior quarter and prior year results to give effect to the new standard. The new standard requires that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred whereas the previous standard required that unrealized foreign exchange gains or losses on long-term debt be amortized to earnings over the remaining life of the long-term debt. Prior quarter numbers included in this press release have been restated to reflect this new accounting standard. The new standard resulted in an increase of $48,885,000 in interest expense, an increase of $4,110,000 in other income and an increase of $15,949,000 in income tax recovery on the March 31, 2001 quarterly financial statements.

4. Credit Facility

In March 2002, the Company established a new three-year revolving credit facility secured by receivables and inventory. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory but cannot exceed $65 million. The amount of credit available under this line has been reduced by $12.8 million as a result of standby letters of credit that are required as collateral on surety bonds posted for countervailing and anti-dumping duties.

5. Contingent Liability

On April 25, 2002, the U.S. Department of Commerce ("USDOC") issued revised final determinations in the countervailing and anti-dumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits on the exports of softwood lumber to the U.S. on or after the effective date of a Final Order (projected to be May 23, 2002 and discussed below). The USDOC's final determination in the anti-dumping investigation resulted in company specific duty rates ranging from 2.18% to 12.39% on the six companies investigated and an all other rate of 8.43% for all other companies including Doman. After the Final Order, the Company will have to post cash deposits.

On May 2, 2002, the U.S. International Trade Commission ("ITC") voted 4 to 0 that the U.S. softwood lumber industry is threatened with material injury as a result of imports of softwood lumber from Canada. The ITC will make its reasons public in a report on May 16.

The USDOC will publish countervailing and anti-dumping Final Orders by May 23, 2002 requiring Canadian exporters to make cash deposits on future shipments of softwood lumber to the U.S. The combined rate applicable to Doman will be 27.22%.

For accounting purposes, the Company accrued $9,095,000 for the period from August 17, 2001 to December 15, 2001 representing the preliminary countervailing duty rate determined by the USDOC of 19.31%. The Company accrued $3,296,000 for exports during the period from November 6, 2001 to December 31, 2001 representing the preliminary anti-dumping duty rate determined by the USDOC of 12.58%. For the three months ended March 31, 2002 the Company accrued $5,625,000 for exports during this period at the revised rate of 8.43% and reduced the accrual by $4,270,000 to reflect a reduction from 12.58% to 8.43% in the anti-dumping duty rate, a reduction from 19.31% to 18.79% in the countervailing duty rate and changes in the estimate of lumber volumes shipped during the applicable periods. As noted above, on May 2, 2002, the ITC found that Canadian softwood lumber exports represent a threat of injury to U.S. lumber producers. In the past, such affirmative threat of injury determinations have resulted in the refund of duty deposits that were collected on shipments made prior to that date. If this is confirmed by the ITC on May 16, 2002, then the accrual at March 31, 2002 of $13,746,000 would be reversed in the second quarter.

The Company and other Canadian forest product companies, the federal government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests aggressively defend the Canadian industry in this U.S. trade dispute and will appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the preliminary rates established in the investigations, the final liability for the assessment of countervailing and dumping duties will not be determined until each annual administrative review process is complete.

## SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **DOMAN INDUSTRIES LIMITED**

By P. G. Hosier

**PHILIP G. HOSIER, SECRETARY**

Date May 7, 2002